UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

CRYOCOR, INC.

(Name of Subject Company)

CRYOCOR, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

229016100

(CUSIP Number of Class of Securities)

Edward F. Brennan, Ph.D.

President and Chief Executive Officer

CryoCor, Inc.

9717 Pacific Heights Boulevard

San Diego, CA 92121

(858) 909-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Edward F. Brennan, Ph.D. President and Chief Executive Officer CryoCor, Inc. 9717 Pacific Heights Boulevard San Diego, CA 92121 (858) 909-2200	Frederick T. Muto, Esq. Matthew T. Browne, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by CryoCor, Inc. on April 29, 2008. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item  8.                                 Additional Information.

Item 8 is amended and supplemented by inserting the following section entitled “Litigation Related to the Merger”:

On May 8, 2008, two alleged plaintiff holders of Common Stock (the “Plaintiffs”) filed a complaint in the Superior Court of the State of California, County of San Diego, naming as defendants each member of the Board, the Company and BSC.  The complaint is styled Secondido, et al., v. CryoCor, Inc., et al., Case No. 37-2008-00083630-CU-MC-CTL (the “Action”).  The Plaintiffs in the Action purport to bring the Action on behalf of a class consisting of all holders of Common Stock, except the defendants and their affiliates.

The Plaintiffs allege that the Board, aided and abetted by BSC, breached their fiduciary duties in approving the Merger Agreement because the $1.35 Offer Price is “grossly unfair, inadequate and provides value to CryoCor’s stockholders that is substantially below the fair or inherent value of the Company.”

The Action seeks, among other things, an order enjoining the Transaction and awarding the costs and disbursements of the Action, including reasonable attorneys’ and experts’ fees.

Based on its review of the complaint, the Company believes that the allegations in the Action are without merit and intends to defend against the Action vigorously.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOCOR, INC.

By:	/s/ EDWARD BRENNAN
Name:	Edward F. Brennan, Ph.D.
Title:	President and Chief Executive Officer

Dated: May 15, 2008

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